EXHIBIT 3

Chunghwa Telecom participates in an investors conference and holds a non-deal roadshow

Date of events: 2011/05/22

Contents:

1.Date of the investor conference:2012/05/24~2012/05/25

2.Time of the investor conference:09:30AM

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by UBS.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None